UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)(1)


                         Boston Scientific Corporation
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                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                  101137 10 7
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                                 (CUSIP Number)


-------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 101137 1 07               13G/A                   Page 2 of 5 Pages


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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Peter M. Nicholas 1979 Irrevocable Trust Dated October 19, 1979
      The Peter M. Nicholas 1993 Irrevocable Family Trust Dated February 1, 1993

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
      Not Applicable                                                 (b) [ ]

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The trust instruments provide for the trusts to be governed under the laws of the Commonwealth of Massachusetts.

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                5     SOLE VOTING POWER

                      Not Applicable.

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              Not Applicable.
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      Not Applicable.

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      Not Applicable.

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Not Applicable.

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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

       Not Applicable

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       Not Applicable

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       00

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!



CUSIP No. 101137 10 7               13G/A                   Page 3 of 5 Pages


ITEM 1(a).    NAME OF ISSUER:

              Boston Scientific Corporation, a Delaware corporation (the "Company")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              One Boston Scientific Place, Natick, MA  01760


ITEM 2(a).    NAME OF PERSON FILING:

              The Peter M. Nicholas 1979 Irrevocable Trust Dated October 29, 1979 and The Peter M. Nicholas 1993 Irrevocable Family Trust Dated February 1, 1993 (each a "Reporting Person" and together the "Reporting Persons").


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

              c/o N. J. Nicholas, Jr., Trustee, 45 West 67th Street, New York, NY 10023


ITEM 2(c).    CITIZENSHIP:

              The trust instruments provide that each Reporting Person is governed under the laws of the Commonwealth of Massachusetts.


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.01 par value per share (the "Shares")

ITEM 2(e).    CUSIP NUMBER:

              101137 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable.

ITEM 4.       OWNERSHIP:

              (a)   Amount beneficially owned:  Not Applicable.

              (b)   Percent of class:  Not Applicable.

              (c)   Number of shares as to which such person has:


CUSIP No. 101137 10 7               13G/A                   Page 4 of 5 Pages

                    (i)    Sole power to vote or to direct the vote:
                              Not Applicable.
                    (ii)   Shared power to vote or to direct the vote:
                              Not Applicable.
                    (iii) Sole power to dispose or to direct the disposition of:
                              Not Applicable.
                    (iv) Shared power to dispose or to direct the disposition of:
                              Not Applicable.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check
             the following        [X].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable.

ITEM 10.     CERTIFICATION

             Not Applicable.


CUSIP No. 101137 10 7               13G/A                   Page 5 of 5 Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 12, 1998
                                        --------------------------------------
                                           (Date)

                                        THE PETER M. NICHOLAS 1979 IRREVOCABLE
                                        TRUST DATED OCTOBER 29, 1979

                                        By:  /s/  N. J. Nicholas, Jr.
                                           -----------------------------------
                                           Name:  N. J. Nicholas, Jr.
                                           Title: Trustee


                                        THE PETER M. NICHOLAS 1993 IRREVOCABLE
                                        FAMILY TRUST DATED FEBRUARY 1, 1993


                                        By:  /s/  N. J. Nicholas, Jr.
                                           ------------------------------------
                                           Name:  N. J. Nicholas, Jr.
                                           Title: Trustee